UNITED STATES                  OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION       OMB Number 3235-0058
                    Washington, D.C. 20549      Expires:   June 30, 1994
                                                Estimated average burden
                    FORM 12b-25               hours per response....2.50

                    NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                             0-752
                                                         CUSIP NUMBER
                                                          960878 10 6

(check One): _X_Form 10-K  __Form 20-F __Form 11-K __Form 10-Q __FORM N-SAR

                          For Period Ended: 12/31/93
                  {   }  Transition Report on Form 10-K
                  {   }  Transition Report on Form 20-F
                  {   }  Transition Report on Form 11-K
                  {   }  Transition Report on Form 10-Q
                  {   }  Transition Report on Form N-SAR
                 For the Transition Period
Ended:_______________________________________

                         Read Instruction (on back page) Before
Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Westmoreland Coal Company
___________________________________________________________________
Full Name of Registrant

________________________________________________________  _________
Former Name if Applicable

700 The Bellevue, 200 South Broad Street
___________________________________________________________________
Address of Principal Executive Office (Street and Number)

Philadelphia, Pennsylvania 19102
City, State and Zip
Code_______________________________________________________________

PART II -- Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 X   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule (12-b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed). The Registrant is engaged in negotiations with its primary lenders and guarantors to cure defaults arising from its non-compliance with certain financial covenants as of December 31, 1993 by obtaining amendments to those covenants or waivers of the defaults, or by a possible refinancing of its lending facilities, including obtaining a replacement Revolving Credit Facility or extension of the maturity dates. The Registrant expects the new lending facility to be in place or amendments and waivers obtained as soon as practicable, which may cause the Registrant to prepare its Annual Report on Form 10-K for 1993 in a manner materially different from the manner of presentation now applicable. In addition, the independent auditors' report may also be significantly different from the report that would now be given, which would be misleading under the circumstances.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Theodore E. Worcester    (215)         545-2500
                    (Name)            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?
       If answer is no, identify report(s)   Yes_X_         No___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             Yes_X_         No___

    If so, attach an explanation of the anticipated change, both narratively and quanitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached press release, issued by the Registrant on February 25, 1994.

                          Westmoreland Coal Company
                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       March 31, 1994                 By     Francis J. Boyle
                                             Senior Vice President,
                                             Chief Financial Officer
                                             and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION
       Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).


GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendment thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is requested.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified at an amended notification.



_______________

Westmoreland Announces Fourth Quarter 1993
and 1993 Financial Results
and Declares Quarterly Dividend
On Series A Convertible Preferred Stock
_______________

Philadelphia, PA - February 25, 1994 -- Westmoreland Coal Company
(NYSE:WCX) today announced its fourth quarter 1993 and full year 1993 financial results which included special charges aggregating $79 million and additional accruals for workers compensation liabilities.

	The Company also announced that its Board of Directors declared the stated quarterly dividend of $0.53125 per depositary share of the Series A Convertible Exchangeable Preferred Stock. The dividend is payable on April 1, 1994 to holders of record as of March 10, 1994.

Fourth Quarter 1993 Results

	Westmoreland Coal Company's net loss, after preferred dividends, was $94 million, or a loss of $13.44 per share, for the fourth quarter 1993 compared to a net loss after preferred dividends, of $38 million or a loss of $5.43 per share, for the same quarter in 1992. Included in the 1993 net loss was $79 million of special charges and $10 million of additional accruals for workers compensation liabilities or a total of $89 million.

	1993's fourth quarter results include $79 million of charges related to the writeoff in the carrying value of certain mining operations and coal reserves along with provisions for the termination of certain operations and personnel. These charges resulted from the Company's continuing strategic review of its mining operations in light of a continued depressed coal market that shows no definite signs of prolonged improvement. The additional accrual for workers compensation liabilities resulted from the Company's continuing assessment of its exposure.

	Of the $79 million of special charges, $43 million is for the planned discontinuation in the second quarter of 1994 of most of the Hampton Division's operations; $20 million is for the writeoff of the partially developed Triangle mine complex idled since the early 80's and classified within Other Coal Operations; and $16 million is for the planned closedown in late 1994 of the Wentz mine complex and the writeoff of certain assets within the Virginia Division. The decision on the Hampton Division comes as a result of the loss in January 1994 of an above-market coal sales contract for 300,000 tons per year. The Triangle writeoff derives from management's 1993 review of underperforming assets and its reassessment of the potential market and economics of further development and operation of this complex in the foreseeable future. The anticipated closedown of the Wentz mine complex is due to the depletion of its economically mineable reserves. Finally, the bulk of the other asset writeoffs in the Virginia Division arise from the review of the economic potential for certain undeveloped coal reserves owned in fee.

	Of the total $79 million in charges, $39 million are non-cash and are related to the book value of assets written down and $40 million is related to accruals, which will be funded. Approximately $9 million of the accruals will be funded in 1994, $5 million in 1995 and the remainder in 1996 and beyond. The longer term accrual relates to retiree medical benefits to be funded over the lifetimes of the beneficiaries. These charges are not expected to result in a material impact on 1994 earnings.

	1992's fourth quarter results included charges totalling $35 million, of which $21 million was related to loans and obligations on behalf of the Adventure Resources Companies, a coal supplier that filed for bankruptcy, with the remainder related to uncollectible trade receivables, reclamation and workers' compensation accruals.

	Excluding all of the above charges, accruals and writeoffs, the net loss after preferred dividends for the fourth quarter of 1993 was $5 million as compared to a loss of $3 million in the fourth quarter of 1992. The 1993 fourth quarter loss includes $2 million of increased expense compared to 1992 attributable to the mandatory recognition of non-cash charges related to the adoption of SFAS 106 (Employers Accounting for Postretirement Benefits Other Than Pensions).

	Total revenues for the fourth quarter 1993 were $125 million as compared to $130 million for the same period in 1992. Coal sales were
4.5 million tons in the fourth quarter of 1993 compared to 4.7 million tons in the same quarter of 1992. This decrease was caused by the depressed export market and the closing in early-1993 of a mining operation by a non-affiliated entity for which Westmoreland Coal Sales Company acted as sales agent.

1993 Financial Results

	Westmoreland's net loss, after preferred dividends, for 1993 was $103 million, or a loss of $14.74 per share, compared to a net loss of $43 million, or a loss of $5.68 per share in 1992. The principal factors impacting results were the increased charges in the fourth quarter of 1993 compared to 1992 and $11 million of non-cash SFAS 106 charges and lower export earnings. These adverse factors were partially offset by improved operations at the Virginia Division and Criterion Coal Company.

	Total revenues for 1993 were $465 million as compared to $536 million in 1992. Coal sales were 16.7 million tons in 1993 versus 19.4 million tons in 1992. This decrease was due almost entirely to a reduction in tons sold for other producers. Export sales tons decreased 32% while domestic sales tons decreased 8%.

	Cash flow from operating activities for 1993 was $32 million in 1993 compared to $2 million in 1992. This improvement is related to aggressive working capital management and improved productivity.

Discontinued Operations

	Included in the net loss after preferred dividends for 1993 was income from discontinued operations of $1 million as compared to $2 million for 1992. Westmoreland Energy, Inc. is currently accounted for as a discontinued operation having been offered for sale in the third quarter of 1993.

Liquidity

	As of December 31, 1993, Westmoreland is not in compliance with certain of the financial covenants contained in the Revolving Credit Loan Agreement maturing July 1994, the 10% Senior Notes due July 1994, the Westmoreland obligation under a $27 million letter of credit expiring in July 1994 related to the financing of a portion of the Dominion Terminal Associates coal export terminal and the Westmoreland guarantee of a lease transaction on $4 million of mining equipment. Outstanding borrowings under the Revolving Credit Loan Agreement and 10% Senior Notes total $24 million as of February 24, 1994. Current unrestricted cash on hand is approximately $16 million.

	The Company is engaged in discussions with the institutions participating in these credit arrangements about possible modifications of the financial covenants or restructuring of the facilities including the extension of the maturities thereof. "We are hopeful that improvements in Westmoreland's operations reflected in our current cash position, expected positive cash flow from operations in 1994 and the prospect of additional liquidity from possible asset dispositions will result in continued support by our lenders," said Francis J. Boyle, Senior Vice President and Chief Financial Officer of Westmoreland. "If we are successful in resolving these matters with our lenders promptly, we would expect an unqualified opinion for 1993 results from our auditors."

Outlook

	"We will continue our careful assessment of the Company's assets, strengths and weaknesses, the strategic alternatives available, and our aggressive management wherever changes need to be made," said
Christopher K. Seglem, President and Chief Executive Officer. "While perhaps bitter medicine, these steps must be taken to put Westmoreland on as solid a footing as possible. The Company is committed to dealing with the problem of underperforming assets. We are also pleased to report improvement in our cash flow from operations."

	"We have aggressively cut overhead, eliminated high cost production, and improved our financial management, particularly with respect to cash. We have also forged a new and innovative labor platform with the United Mine Workers of America without a strike and significantly improved operations management. However, the Company's projected cash requirements for 1994 are significantly in excess of cash expected to be generated by operations because of the $51 million of debt and letters of credit maturing in July and the commitments of $29 million for Westmoreland Energy that are due through December 1994," Mr. Seglem said. "This makes it likely that Westmoreland will sell a major asset, but we will not be forced into a sale that is not in the best interest of the shareholders. We would prefer to solve this problem by extending the maturity of our debt agreements. As previously announced, we have offered to sell Westmoreland Energy, Inc., our independent power subsidiary. In addition, the strategic review currently underway may result in the divestment of certain of our coal mining operations. The decision to sell Westmoreland Energy, Inc. or coal mining operations depends in large part on the price that prospective buyers are willing to pay. As an alternative, we are seeking an extension of the July 1994 maturities from our lenders and are pursuing other actions to bridge our cash requirements. After our 1994 cash requirements are met, our total cash flow for the next few years should be more than adequate to meet currently projected needs."

	"No assurances can be given that asset sales can be accomplished or that the Company's discussions with its lenders will result in a waiver of the current covenant defaults or help the Company address the fact that the debt is likely to mature prior to the availability of proceeds from the sale of Westmoreland Energy or one of the coal operations. Without cooperation from lenders, the Company might be unable to meet its obligations upon acceleration or at the scheduled maturity of its credit agreements."

	"The Company is also continuing in its efforts to restructure its Virginia Division including the closing of its Wentz mine and preparation plant complex in 1994. However, as we have previously disclosed, subsequent to the expiration of two above-market sales contracts in 1995 and 1996, the ability of the Virginia Division to operate profitably would require price increases, cost reductions or some combination of the two. Some industry experts are predicting price increases, and in cooperation with our workforce we have made significant strides in addressing costs. But it would be premature to predict the Virginia Division's ability to produce coal profitably at market prices after 1996 when its two major sales contracts will have expired."

Preferred Dividend

	At today's meeting, the Board declared the stated quarterly dividend of $0.53125 per depositary share of the Series A Convertible Exchangeable Preferred Stock, payable April 1, 1994 to holders of record on March 10, 1994.



Westmoreland Coal Company

Financial Highlights-- Fourth Quarter 1993
(In Thousands Except Per Share Data)

                                Three Months            Twelve Months
                                Ended Dec. 31           Ended Dec. 31
                               1993       1992         1993       1992
Tons Sold
     Own Operations           3,169      2,930       11,551     11,774
     For Others               1,295      1,754        5,136      7,606
                              4,464      4,684       16,687     19,380

Revenues
   Coal                   $ 124,191  $ 129,519    $ 461,593  $ 533,473
   Other                        563        711        3,662      2,816
                          $ 124,754  $ 130,230    $ 465,255  $ 536,289

Income (Loss) From Operations
 Coal:
  Virginia Division   $ (24,658)     $  (4,831)   $ (24,630) $  (9,332)
  Hampton Division      (41,559)          (618)     (42,266)      (966)
  Criterion Coal
   Company                2,414          1,695       10,289      6,492
  Westmoreland
   Resources, Inc.          177          3,067        3,152      5,910
  Other Coal            (27,669)       (31,965)     (40,794)   (37,046)
 Total Coal           $ (91,295)     $ (32,652)   $ (94,249) $ (34,942)
  Other                    (163)          (156)         214       (383)
                      $ (91,458)     $ (32,808)   $ (94,035) $ (35,325)

Net Income (Loss):
 Continuing
  Operations          $ (92,352)     $ (35,619)   $ (98,871) $ (43,036)
 Discontinued
  Operation           $      56           (899)       1,225      2,012
 Total Net
  Income (Loss)       $ (92,296)     $ (36,518)   $ (97,646) $ (41,024)

Less Preferred
 Stock Dividends          1,222          1,222        4,888      2,362

Net Income (Loss)
available to
Common Shareholders   $ (93,518)     $ (37,740)   $(102,534) $ (43,386)

Earnings (Loss) per share available
to Common Shareholders:
 Continuing
  Operations          $  (13.45)     $   (5.30)   $  (14.92) $   (5.94)
 Discontinued
  Operation                 .01           (.13)         .18        .26
 Total                $  (13.44)     $   (5.43)   $  (14.74) $   (5.68)

Cash Flow from Operating
 Activities                                       $  31,602  $   1,758

Condensed Consolidated Balance Sheets                 As of December 31
                                                        1993      1992
Total Current Assets                              $  95,241  $ 102,065

Total Assets                                      $ 265,498  $ 324,625

Total Current Liabilities                         $ 101,080  $  68,415

Shareholders' Equity                              $  31,790  $ 134,477

Total Liabilities and
   Shareholders' Equity                           $ 265,498  $ 324,625

The above information is prepared from the accounts of the Company without audit.